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                        HERTZ TECHNOLOGY GROUP, INC.
                 PROSPECTUS SUPPLEMENT, DATED APRIL 7, 1997


    On April 2, 1997, the Underwriter released an aggregate of 150,000 Shares, registered in the name of Eli E. Hertz, from its original lock-up of 750,000 Shares being offered by the Selling Shareholders under the Alternate Prospectus. These 150,000 Shares are being sold by Eli E. Hertz in a privately negotiated transaction.